SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 13E-3
                                (Final Amendment)

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               Dynamic Homes, Inc.
                                (Name of Issuer)

                               Dynamic Homes, Inc.
                               Dynamic Homes, LLC
                           Dynamic Acquisitions, Inc.
                                Peter K. Pichetti
                               Ronald L. Gustafson
                       (Name of Persons Filing Statement)

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                    267876100
                      (CUSIP Number of Class of Securities)

                               Scott D. Lindemann
                               Dynamic Homes, Inc.
                  525 Roosevelt Avenue, Detroit Lakes, MN 55502
                                 (218) 847-2611
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

                                 with a copy to:

                               Dynamic Homes, LLC
                        230 West Superior St., Suite 811
                                Duluth, MN 55802
                     Attn: Robert C. Pearson and John N. Nys
                                 (218) 722-6331
                              (218) 722-3031 (fax)


This statement is filed in connection with (check the appropriate box):

a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. / / The filing of a registration statement under the Securities Act of 1933.

c. / / A tender offer.

d. / / None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. / /

Check the following box if the filing is a final amendment reporting the results of the transaction: /X/

     This Amendment No. 3 to Rule 13e-3 Transaction Statement (the "Final Amendment") amends and supplements the Rule 13e-3 Transaction Statement on
Schedule 13E-3 filed with the Securities and Exchange Commission (the "Commission") by Dynamic Homes, Inc., a Minnesota corporation ("Dynamic Homes"), Dynamic Homes, LLC, a Minnesota limited liability company ("Dynamic LLC"), Dynamic Acquisitions, Inc., a Minnesota corporation and a wholly owned subsidiary of Dynamic LLC ("Dynamic Acquisitions"), Peter K. Pichetti and Ronald
L. Gustafson on October 6, 2000, as amended and supplemented by Amendment No. 1 thereto filed on November 20, 2000,and by Amendment No. 2 thereto filed on December 7, 2000 (as amended and restated, the "Statement"), in connection with a proposal to adopt an Agreement and Plan of Merger dated September 25, 2000 (the "Merger Agreement") by and among Dynamic Homes, Dynamic Acquisitions and Dynamic LLC pursuant to which Dynamic Acquisitions will be merged with and into Dynamic Homes.

     This Final Amendment is being filed, pursuant to Rule 13e-3(d)(3), to report the results of the transaction that is the subject of this Statement. Capitalized terms used herein not otherwise defined shall have the meanings ascribed to such terms in this Statement. Except as expressly set forth in this Final Amendment, all information in this Statement remains unchanged.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     The information set forth in Item 3 of the Statement is hereby amended and supplemented as follows: At a Special Meeting of the stockholders held on December 28, 2000, the stockholders of Dynamic Homes voted to adopt the Merger Agreement. The Merger Agreement was adopted by holders of a majority of the Dynamic Homes' issued and outstanding shares of common stock entitled to vote at the Special Meeting, as required by Minnesota law. The transactions with respect to the Merger described in this Statement were consummated on December 28, 2000. Dynamic Homes filed Articles and Plan of Merger with the Secretary of State of the State of Minnesota on December 28, 2000 and, as a result, the Merger became effective on that date (the "Effective Time"). The separate existence of Dynamic Acquisitions ceased as of the Effective Time. Each share of common stock of Dynamic Homes that was issued and outstanding immediately prior to the Effective Time (other than shares held by Dynamic Homes or Dynamic LLC and stockholders exercising dissenters' rights) was converted as of the Effective Time into the right to receive $2.55 per share in cash without interest, in accordance with the Merger Agreement.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     The information set forth in Item 5 of the Statement is hereby amended and supplemented as follows: The Merger was consummated on December 28, 2000. Because Dynamic Homes, as a result of the Merger, has only one stockholder, Dynamic LLC, Dynamic Homes filed on January 3, 2001 a certification on Form 15 pursuant to Rule 12g-4 to provide notice of termination of the registration of the common stock of Dynamic Homes under the Securities Exchange Act of 1934, as amended, and to suspend all reporting requirements thereunder.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in Item 10 of the Statement is hereby amended and supplemented as follows: As a result of the Merger and the transactions consummated in connection therewith, Dynamic LLC owns 100% of the outstanding capital stock of Dynamic Homes (as the Surviving Corporation).

                                   SIGNATURES

     After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                               DYNAMIC HOMES, INC.


Dated:  January 3, 2001          By: /s/ Scott D. Lindemann
                                    -----------------------------------------
                                    Name: Scott D. Lindemann
                                    Title: Chief Executive Officer


                                 DYNAMIC HOMES, LLC


Dated:  January 3, 2001          By: /s/ Peter K. Pichetti
                                    ------------------------------------------
                                    Name: Peter K. Pichetti
                                    Title: Chief Manager


                                 DYNAMIC ACQUISITIONS, INC.


Dated:  January 3, 2001          By: /s/ Peter K. Pichetti
                                    -----------------------------------------
                                    Name: Peter K. Pichetti
                                    Title: President



Dated:  January 3, 2001             /s/ Peter K. Pichetti
                                    -----------------------------------------
                                    Name: Peter K.Pichetti



Dated:  January 3, 2001             /s/ Ronald L. Gustafson
                                    -----------------------------------------
                                    Name: Ronald L. Gustafson